UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-25837

Heidrick & Struggles International, Inc.

(Exact name of registrant as specified in its charter)

233 South Wacker Drive, Suite 4900 Chicago, Illinois 60606-6303

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

Explanatory Note: On December 10, 2025, pursuant to the terms of the Agreement and Plan of Merger, dated as of October 5, 2025, by and among Heidrick & Struggles International, Inc., a Delaware corporation (the “Company”), Heron BidCo, LLC, a Delaware limited liability company (“Parent”) and Heron Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a direct, wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 22, 2025	HEIDRICK & STRUGGLES INTERNATIONAL, INC.

	By:	/s/ Tracey Heaton
	Name:	Tracey Heaton
	Title:	Chief Legal Officer & Corporate Secretary